Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gilead Sciences, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, subscription rights, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 22, 2023, with respect to the consolidated financial statements of Gilead Sciences, Inc., and the effectiveness of internal control over financial reporting of Gilead Sciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Mateo, California
August 4, 2023